Exhibit 99.53

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Carbon Streaming Corporation (“Carbon Streaming” or the “Company”)

4 King Street West, Suite 401

Toronto, ON, M5H 1B6

Item 2	Date of Material Change

July 20, 2021

Item 3	News Release

On July 20, 2021, a press release (the “Press Release”) was disseminated through Business Wire and filed under the Company’s profile on SEDAR at www.sedar.com.

Item 4	Summary of Material Change

Carbon Streaming completed a non-brokered private placement (“Private Placement”) of 104,901,256 special warrants of the Company (the “Special Warrants”) at a price of US$1.00 per Special Warrant for aggregate gross proceeds to the Company of US$104.9 million.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company completed the Private Placement, which resulted in the issuance of 104,901,256 Special Warrants at a price of US$1.00 per Special Warrant.

Each Special Warrant shall be automatically exercised for no additional consideration into one Unit (as defined below) of the Company, subject to adjustment in certain events, at 5:00 pm (Toronto time) on the earliest of: (a) the third business day after the date that a receipt is issued for a final prospectus by Canadian securities regulatory authorities qualifying the Units to be issued upon the exercise of the Special Warrants; and (b) the date that is four months and one day following the closing date. In addition, a holder of Special Warrants may exercise any or all Special Warrants held by them prior to the date that is four months and one day following the closing date, in which case the Units issued on such exercise will be subject to resale restrictions.

Each unit (a “Unit”) underlying a Special Warrant shall consist of one common share in the capital of the Company (a “Common Share”) and one common share purchase warrant of the Company (a “Warrant”). Each Warrant will expire sixty-two (62) months from the date of issuance (the “Warrant Expiry Date”) and will entitle the holder thereof to purchase one Common Share (a “Warrant Share”) at a price of US$1.50 per Warrant Share.

The Company intends to use the net proceeds from the Private Placement to finance the acquisition of additional carbon offset projects to grow Carbon Streaming’s portfolio of carbon credits, and for working capital and general corporate purposes.

Related Party Transaction Disclosure

Pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”), the Private Placement constituted a “related party transaction” as certain insiders of the Company subscribed for Special Warrants. These transactions are exempt from the formal valuation and minority shareholder approval requirements pursuant to sections 5.5(a) and 5.7(1) of MI 61-101 as the fair market value of the Special Warrants subscribed for by insiders pursuant to the Private Placement does not exceed 25% of the Company’s market capitalization.

The Private Placement was unanimously approved by the board of directors of the Company (the “Board”) entitled to vote. The following insiders participated in the Private Placement as follows: Justin Cochrane (Director, President & Chief Executive Officer) subscribed for 125,000 Special Warrants; Conor Kearns (Chief Financial Officer) subscribed for 50,000 Special Warrants; Michael Psihogios (Chief Investment Officer) subscribed for 25,000 Special Warrants; Maurice Swan (Director & Chair of the Board) subscribed for 75,000 special warrants; and Osisko Gold Royalties Ltd. (10% security holder) subscribed for 4,000,000 Special Warrants. Following the completion of the Private Placement, on a partially-diluted basis, each insider will own the following percentages of the Company’s 103,364,237 Common Shares issued and outstanding as of July 21, 2021: Justin Cochrane (1.77%); Conor Kearns (0.45%); Michael Psihogios (0.53%); Maurice Swan (0.37%); and Osisko Gold Royalties Ltd (9.34%).

The Company filed this material change report less than 21 days in advance of the closing of the Private Placement because the Company wished to close the Private Placement on an expedited bases for sound business reasons and in a timeframe consistent with usual market practices for transactions of this nature.

For additional information, see the Press Release dated July 20, 2021, which is available under the Company’s profile on SEDAR at www.sedar.com.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, please contact:

Justin Cochrane, Director, President and CEO

Tel: 647.846.7765

info@carbonstreaming.com

Item 9	Date of Report

July 29, 2021